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WRITER'S DIRECT FACSIMILE
(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS
rrusso@paulweiss.com

March 22, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of a notice dated March 20, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this matter.

Please acknowledge acceptance of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Swiss Re

Disclosure of shareholdings in accordance with Stock Exchange Act

Swiss Reinsurance Company (Swiss Re) announces that on 22 February 2006 Franklin Resources, Inc., 500 E.Broward Blvd., Ft. Lauderdale, FL 33394, USA, known as Franklin Templeton Investments, through a number of its Group companies listed below, in the capacity of investment manager for mutual funds and clients, fell below the threshold of 5% of the voting rights.

Group companies:
- Fiduciary International, Inc., 600 5th Avenue, NY 100200, USA
- Templeton Investment Counsel, LLC, 500 E.Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394-3091, USA
- Franklin Advisers, Inc., One Franklin Parkway, San Mateo, CA 94403, USA
- Franklin Templeton Investments Corp., One Financial Place, 1 Adelaide Street East, Suite 2101, Toronto, Ontario, Canada M5C 3B8
- Franklin Templeton Investments (Asia) Ltd., 17th Floor, Chater House, 8 Connaught Road, Central, Hong Kong
- Franklin Templeton Alternative Strategies, LLC, 500 E.Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394-3091, USA
- Franklin Templeton Investment Management Ltd., Exchange Tower, 19 Canning Street, Edinburgh, Scotland EH3 8EG
- Franklin Templeton Investments Australia Ltd., Level 46, 80 Collins Street, Melbourne, Victoria 3000, Australia
- Templeton Global Advisors Ltd., Box N-7759 Lyford Cay, Nassau, Bahamas
- Templeton Asset Management Limited, 17th Floor, Chater House, 8 Connaught Road, Central, Hong Kong
- Franklin Templeton Portfolio Advisers, Inc., One Franklin Parkway, San Mateo, CA 94403, USA

20 March 2006

Swiss Reinsurance Company
Mythenquai 50/60
CH-8022 Zurich